BIOCHAR LIFE, P.B.C.

December 31, 2022



BIOCHAR LIFE, P.B.C.

For the Period Ended December 31, 2022

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Accountants' Review Report

To the Management of
Biochar Life, P.B.C.
Lambertville, New Jersey

We have reviewed the accompanying Financial Statements of Biochar Life, P.B.C., which comprise the Balance Sheet as of December 31, 2022, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the period from inception, February 4, 2022, through December 31, 2022, and the related Notes to the Financial Statements. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Biochar Life, P.B.C. and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

December 20, 2023
Flemington, New Jersey

BKC, CPAS, P

BIOCHAR LIFE, P.B.C.
Balance Sheet
December 31, 2022

ASSETS

Current assets		
Cash and cash equivalents	$	55,639
Total current assets		55,639
Other assets		
Advances		10,100
Loan receivable, net of allowance for doubtful accounts of $10,000		-
Deferred income taxes		5,600
Total other assets		15,700
Total assets	$	71,339

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable	$	19
Deferred revenue		25,000
Current portion of long-term debt		18,037
Total current liabilities		43,056
Long-term liabilities		
Long-term debt, net of current portion		76,187
Stockholder's equity		
Common stock, $.01 par value		50
Additional paid-in capital		453
Accumulated deficit		(48,407)
Total stockholder's equity		(47,904)
Total liabilities and stockholder's equity	$	71,339

See accompanying notes to the financial statements and independent accountants' review report.

2

BIOCHAR LIFE, P.B.C.
Statement of Operations
For the Period Ended December 31, 2022

Net revenue	$	150,952
Cost of sales		152,293
Gross loss		(1,341)
Operating Expenses		
Bank fees		265
Charitable donations		17,557
Computer expenses		3,004
Management fees		3,000
Professional fees		304
Travel and meetings		16,579
Total operating expenses		40,709
Other expenses		
Bad debt expense		(10,000)
Interest expense		(1,957)
Total other expenses		(11,957)
Net loss before benefit from income taxes		(54,007)
Benefit from income taxes		5,600
Net loss	$	(48,407)

See accompanying notes to the financial statements and independent accountants' review report.

3

BIOCHAR LIFE, P.B.C.
Statement of Changes in Stockholder's Equity
For the Period Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Deficit
Balance - February 4, 2022	$ -	$ -	$ -	$ -
Contributions	50	453	-	503
Net loss	-	-	(48,407)	(48,407)
Balance - December 31, 2022	$ 50	$ 453	$ (48,407)	$ (47,904)

See accompanying notes to the financial statements and independent accountants' review report.

4

BIOCHAR LIFE, P.B.C.
Statement of Cash Flows
For the Period Ended December 31, 2022

Cash flows from operating activities		
Net loss	$	(48,407)
Adjustments to reconcile net loss to net		
cash used in operating activities		
Bad debt expense		10,000
Deferred income taxes		(5,600)
Increase in liabilities		
Accounts payable		19
Deferred revenue		25,000
Total adjustments		29,419
Net cash used in operating activities		(18,988)
Cash flows from investing activities		
Advances to customer		(10,100)
Issuance of loan		(10,000)
Net cash used in investing activities		(20,100)
Cash flows from financing activities		
Proceeds from long-term debt		100,000
Repayments of long-term debt		(5,776)
Purchase of common stock		50
Additional paid in capital		453
Net cash provided by financing activities		94,727
Net increase in cash and cash equivalents		55,639
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of period	$	55,639
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	1,957

See accompanying notes to financial statements and independent accountants' review report.

Note 1 -   Summary of significant accounting policies
             Nature of operations
             Biochar Life, P.B.C. (the Company) was incorporated in Delaware on February 4, 2022. The
             Company is on a mission to tackle climate change, enhance public health, and alleviate rural
             poverty by working with smallholder farmers. The Company trains communities in the
             creation of biochar, a black carbon produced from biomass sources, and helps them generate
             Carbon sink (C-sink) credits, putting more money back into their hands while making a global
             impact.

             Basis of presentation
             The Company was incorporated on February 4, 2022, therefore the financial statements
             include the activity of the Company from February 4, 2022 through December 31, 2022.

             Use of estimates
             The preparation of financial statements in conformity with accounting principles generally
             accepted in the United States of America requires Management to make estimates and
             assumptions that affect the reported amounts of assets and liabilities, and disclosure of
             contingent assets and liabilities at the date of the financial statements and the reported
             amounts of revenue and expenses during the reporting period. Actual results could differ from
             those estimates.

             Cash and cash equivalents
             The Company considers all short-term investments with an original maturity at date of
             purchase of three months or less to be cash equivalents.

             Income taxes
             The Company was formed as a C Corporation for Federal tax purposes. Since the Company
             was just formed all year's tax returns are subject to examination by tax authorities.

             Deferred tax asset and liabilities are determined based on the difference between financial
             statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year
             in which the differences are expected to reverse.

             Revenue recognition
             The Company generates revenue through purchase agreements with customers in which they
             purchase C-sink certificates, and the Company sells those certificates. The certificates are
             based on the creation of C-sinks through the production of biochar for application in
             agriculture. C-sinks are created by removing carbon from the atmosphere, transferring the
             carbon into a form that can be stored stably and storing it safely. C-sinks are calculated and
             issued according to the Carbon Standard International (CSI) Global Artisan C-sink guideline,
             and certificates are issued. Revenue is generated based on the issuance and distribution of the
             certificates based on volumes of carbon and the levels of income based on the contract.
             Revenue is earned upon the sale of the certificates.

Note 1 -   Summary of significant accounting policies (continued)
            Deferred revenue
            According to the contract with customers, advance payments are due for a specific amount of
            certificates upon signing of the agreement.

Note 2 -   Concentration risk
            Cash
            The Company maintains its cash in bank accounts, which at times may exceed federally
            insured limits. There was $0 of uninsured cash at December 31, 2022.

            Revenue
            A major customer is defined as one generating 10% or greater of the Company's net revenue.
            For the year ended December 31, 2022, one customer accounted for 98% of revenue, which is
            contracted within a multi-year purchase agreement.

Note 3 -   Advances
            The Company advanced funds in the amount of $10,100 to a supplier to deliver 100 tons of
            Carbon dioxide equivalent (C02eq) in credits, which will be repaid when their credits are sold
            by the Company.

Note 4 -   Loan receivable
            During the year the Company loaned money to an associate with interest accruing at 5%
            annually. The maturity date of the loan was May 31, 2023, and has been extended. The total
            receivable at December 31, 2022 was $10,000.   An allowance for doubtful accounts of
            $10,000 was recorded against the receivable since the original due date was not met.

Note 5 -   Long-term debt
            Long-term debt consists of the following at December 31, 2022:

            Note payable with a related party in the amount of $100,000 due in monthly
             payments of $1,933 including interest at 6%. The note matures August 2027. $ 94,224
                Less: current portion of long-term debt   (18,037)
            Long-term debt, net of current portion $ 76,187

            The future minimum principal payments for the remaining years ended December 31 are as
            follows:

2023	$ 18,037
2024	19,149
2025	20,330
2026	21,584
2027	15,124

Note 6 -   Common stock
The Company is authorized to issue 5,000 shares of Common Stock with a par value of $.01. As of December 31, 2022, 5,000 shares of Common Stock were issued and outstanding to Warm Heart Worldwide, Inc.

Note 7 -   Income taxes
The benefit for income taxes for the years ended December 31, 2022 is summarized below:

Deferred		
Federal	$	(5,600)
Total benefit from income taxes	$	(5,600)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Cumulative temporary differences as of December 31, 2022, are as follows:

	Deferred Tax Asset (Liability)	
Non-current		
Net operating loss - federal	$	5,600
Deferred income tax asset	$	5,600

At December 31, 2022, the Company had available federal net operating loss carryforwards of approximately $26,500 which can be carried forward indefinitely.

Note 8 -   Subsequent events
The Company received a second loan from a related party of $100,000 in January 2023.

The Company's Management has determined that no additional material events or transactions occurred subsequent to December 31, 2022 and through December 20, 2023, the date of the Company's financial statements issuance, which require additional financial disclosure in the Company's financial statements.